EXHIBIT 99.2

Lumenis Introduces A New Multi-Application Platform: The M22 For Photorejuvenation, Permanent Hair Reduction, Age Spot Reduction And Vein Erasure

January 7, 2010- Paris, France

Lumenis, announced today the launch of the M22 multi-application platform, featuring Lumenis’ proprietary Optimal Pulse Technology (OPT™) and Multiple-Sequential Pulsing, at the International Master Course on Aging Skin (IMCAS), Paris, France.

“M22, a new modular, multi-application platform, featuring IPL and Nd:YAG, is the smart, simple and innovative choice from Lumenis,” says Mr. Robert Mann, SVP & General Manager of Lumenis’ Aesthetic Business. “It delivers everything physicians need to enhance usability, including plug-and-play upgradability and a resourceful modular design for maximum versatility and the greatest return on investment,” said Mr. Mann.

“As the inventor of IPL, our new compact solution for light-based skin treatments continues our mission of creating world-class technology that ultimately helps physicians grow profitable practices,” said Mr. Dov Ofer, Lumenis’ Chief Executive Officer. “Scalable and designed to empower physicians and their staff to consistently produce superior results, the M22 delivers predictable treatment outcomes for over 30 applications,” Mr. Ofer continued.

About The M22
The M22 has the broadest range of energy for its size and application. The streamlined tabletop modular platform comes out of the box ready for treatment. Easy to install, and thanks to multi-lingual capability, user-friendly touch screen interface, and hundreds of pre-sets, the M22 is simple, savvy and accessible.

“The M22 delivers everything you’d expect from a multi-application platform, but takes its performance to the next level with accuracy, simplicity and expediency,” says Dr. Matthew Knight, FAAD, Knight Dermatology Institute in Orlando, FL. “And it’s set up for expansion, allowing for the treatment of multiple skin conditions with one device.”

OPT, unique to Lumenis IPL, delivers the right pulse and fluence for each application. Physicians can safely and efficiently treat a variety of skin types by controlling each pulse shape. Multiple-Sequential Pulsing enables permanent hair reduction on darker skin as well as reducing the chance of skin damage in vascular and pigmented lesion treatment.

“Lumenis listened to what doctors, like myself, were asking for in a multi-application system,” says Dr. Guevara, DO, Ferrara Dermatology Clinic in Grosse Point, MI. “As the best option in this price range and the fastest table-top system on the market, the M22 caters to our diverse needs, empowering us to deliver consistent results and keep our patients satisfied,” says Guevara.

Module Upgrade
The M22 offers the Nd:YAG upgrade module, proven for vascular lesions, leg veins, and non-ablative facial wrinkle treatment. The treatment head is equipped with two spot sizes (2 x 4 mm and 6 mm) for precision treatment, complete with computer-enabled recognition and SapphireCool Light Guides for optimal patient comfort.

With more speed, power and mobility, Lumenis designed the M22 to be all that physicians need in one attractively priced, multi-application platform. To learn more about the M22, visit www.aesthetic.lumenis.com.

About Lumenis
Lumenis, a global developer, manufacturer and seller of laser, light-based and radio-frequency devices for surgical, aesthetic and ophthalmic applications, is Israel’s largest medical device company with more than 800 employees worldwide. With over 250 patents worldwide, over 75 FDA clearances, presence in over 100 countries worldwide, and an installed base of over 70,000 systems Lumenis invests heavily in R&D and holds a leading position in the markets it serves. For more information about Lumenis and its products, visit www.lumenis.com.

For Further Information Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis® and its logo are trademarks or registered trademarks of the Lumenis Group of Companies.

Certain statements and information in this press release may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Any forward-looking statements in this press release are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements may be found in our most recent Annual Report on Form 20-F, including the section therein entitled “Risk Factors”, as well in our reports on Form 6-K, filed with the Securities and Exchange Commission.